BB 3/6

10028506

ITED STATES
EXCHANGE COMMISSION
ington, D.C. 20549

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SEC FILE NUMBER
8- 65258

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Oak River Investments, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

334 Beechwood Road, Suite 304
(No. and Street)

Ft. Mitchell (City) | Kentucky (State) | 41017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Aref W. Bsisu | (513) 898 - 0860 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kehlenbrink, Lawrence & Pauckner
(Name - *if individual, state last, first, middle name*)

6296 Rucker Road, Suite G (Address) | Indianapolis (City) | Indiana (State) | 46220 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 01 2010
Washington, DC
106

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

 Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/11

OATH OR AFFIRMATION

I, Aref W. Bsisu, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Oak River Investments, INC., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President
Title

Notary Public

JANET KING
NOTARY PUBLIC - KENTUCKY
STATE AT LARGE
MY COMMISSION EXPIRES SEPT. 23, 2012

This report ** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Kehlenbrink
Lawrence
Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Directors
Oak River Investments, INC.

Independent Auditor's Report

We have audited the accompanying statement of financial condition of Oak River Investments, INC., as of December 31, 2009 and 2008, and the related statements of income, changes in shareholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oak River Investments, INC. as of December 31, 2009 and 2008 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules beginning on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kehlenbrink, Lawrence & Pauckner

February 8, 2010

Oak River Investments, INC.

Statement of Financial Condition

Assets	December 31, 2009	December 31, 2008
Cash and cash equivalents	$ 11,646	$ 27,440
Accounts receivable	3,710	3,500
Prepaid expenses	3,236	1,499
Furniture and equipment, net	9,427	11,332
Total Assets	$ 28,019	$ 43,771

Liabilities and Shareholders' Equity

	December 31, 2009	December 31, 2008
Liabilities		
Accounts payable	$ 2,869	$ 1,655
Accrued payroll	3,653	2,962
Total liabilities	6,522	4,617
Shareholders' Equity		
Common stock, no par value, 1500 shares authorized 40 and 50 shares issued and outstanding, respectively	20,000	25,000
Additional paid-in-capital	281,000	181,000
Retained earnings (deficit)	(279,503)	(166,846)
Total shareholders' equity	21,497	39,154
Total Liabilities and Shareholders' Equity	$ 28,019	$ 43,771

The accompanying notes are an integral part of the financial statements.

Oak River Investments, INC.

Statement of Income

	For the Years Ended	
	December 31, 2009	December 31, 2008
Revenues		
Commissions	$ 19,176	$ 3,500
Gain on sale of fixed assets	-	8,994
Miscellaneous revenues	533	434
Total revenues	19,709	12,928
Operating Expenses		
Employee compensation and benefits	77,697	86,720
Occupancy	12,696	8,424
Communications	8,092	6,680
Regulatory fees	4,512	4,599
Professional fees	11,770	9,884
Other expenses	17,599	26,261
Total operating expenses	132,366	142,568
Net Loss	$ (112,657)	$ (129,640)

The accompanying notes are an integral part of the financial statements.

Oak River Investments, INC.

Statement of Changes in Shareholders' Equity

	Common Stock	Additional Paid-In-Capital	Retained Earnings
Balance, December 31, 2007	$ 25,000	$ 35,000	$ (37,206)
Additional capital contribution		146,000	
Net loss			(129,640)
Balance, December 31, 2008	25,000	181,000	(166,846)
Cancellation of 10 outstanding shares	(5,000)	5,000	
Additional capital contribution		95,000	
Net loss			(112,657)
Balance, December 31, 2009	$ 20,000	$ 281,000	$ (279,503)

The accompanying notes are an integral part of the financial statements.

Oak River Investments, INC.

Statement of Cash Flows

	For the Years Ended	
	December 31, 2009	December 31, 2008
Operating Activities		
Net income	$ (112,657)	$ (129,640)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	1,905	1,915
Gain on sale of fixed assets	-	(8,994)
Changes in operating assets and liabilities		
Accounts receivable	(210)	(3,500)
Current assets	(1,737)	1,361
Accounts payable	1,214	(900)
Accrued expenses	691	1,750
Net Cash Used in Operating Activities	(110,794)	(138,008)
Investing Activities		
Purchase of fixed assets	-	(12,964)
Proceeds on sale of fixed assets	-	13,217
Net Cash Provided by Investing Activities	-	253
Financing Activities		
Additional capital investment	95,000	146,000
Net Cash Provided by Financing Activities	95,000	146,000
Increase (Decrease) in Cash and Cash Equivalents	(15,794)	8,245
Cash and Cash Equivalents at Beginning of Year	27,440	19,195
Cash and Cash Equivalents at End of Year	$ 11,646	$ 27,440

The accompanying notes are an integral part of the financial statements.

Oak River Investments, INC.

Notes To Financial Statements
December 31, 2009

Note 1 – Significant Accounting Policies

Description of Business
Oak River Investments, INC. is a registered broker and dealer of security products under the examining authority of the Financial Industry Regulatory Authority (FINRA). The Company earns revenue from commission fees by acting as a securities broker-dealer and placement agent for the sale of preferred units of real estate investment trusts and other regulation D private placements.

Estimates and Assumptions
The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Accounting Method
The accounts of the Company are maintained on the accrual basis of accounting. Income earned from customer security transactions are recorded on a trade date basis. If payments are not received or the transaction has not settled on customer transactions, accounts receivable is recorded to recognize that income.

Property and Equipment
Purchases of property and equipment are recorded at their cost. Depreciation of $1,905 and $1,915 for the years ended December 31, 2009 and 2008 respectively, has been computed using straight line rates of depreciation. As of December 31, 2009 and 2008, the Company had property and equipment with an original cost of $12,965 and $12,965 and accumulated depreciation of $3,538 and $1,633, respectively.

Income Taxes
The Company has elected to be taxed under Subchapter S of the Internal Revenue Code. Accordingly, corporate taxable income is taxed at the shareholder level only and there has been no accrual of income taxes.

Statement of Cash Flows
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity date of three months or less, to be cash equivalents. The Company did not pay any interest during the years ended December 31, 2009 and 2008.

Subsequent Events
Management has evaluated potential subsequent events through February 12, 2010, the date the audited financial statements were issued.

Oak River Investments, INC.

Notes To Financial Statements
December 31, 2009

Note 2 – Related Party Transactions

The Company shares leased facilities with Covington Square, LLC. Management services were indirectly provided to Covington Square, LLC by the president of the Company. As of December 31, 2009, $2,897 was receivable from Covington Square, LLC. The Company received $6,668 in rent expense reimbursements during 2009. The Company paid $3,771 and $4,929 to Covington Square, LLC for rent expenses in the years ended December 31, 2009 and 2008, respectively.

Note 3 - Commitments

The Company is committed under an operating lease for the rental of office space. Annual payments under this agreement are shown below:

For The Years Ended December		
2010	$	23,601
2011		7,937
Total	$	31,538

Rental expenses for 2009 and 2008 were $10,791 and $6,509, respectively.

Note 4 – Going Concern

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the company as a going concern. However, the company has sustained operating losses in recent years due to a lack of commission revenues.

Management believes that actions being taken to increase revenue by adding additional products and substantially reducing expenses will provide the opportunity for the company not only to continue as a going concern, but also to prosper and grow.

Note 5 – Net Capital Requirements

The Company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is the greater of $5,000 or 6-2/3% of the aggregate indebtedness of the Company. On December 31, 2009, the Company had net capital of $6,902, which was $1,902 in excess of its required net capital of $5,000. The percentage of aggregate indebtedness to net capital was 94.5%.

Note 6 - Control Requirements

There are no amounts, as of December 31, 2009, to be reported pursuant to the possession or control requirements under Rule 15c3-3. The Company is in compliance with the exemptive provisions of Rule 15c3-3 under paragraph (k)(2)(ii) and thus is exempt from the provisions of Rule 15c3-3.

Note 7 – Reconciliation Pursuant to Rule 17a-5(d)(4)

Computation of Net Capital Under Rule 15c3-1

There was one reconciling item between the December 31, 2009 unaudited Focus report and this report. The result was a decrease in net capital of $1,932.

Net capital as reported on the unaudited Focus report of December 31, 2009	$	8,834
Increase in non-allowable assets		(1,932)
Net Capital as Audited	$	6,902

Oak River Investments, INC.

Computation of Net Capital, Pursuant to Rule 15c3-1(f)
December 31, 2009

Net Capital		
Shareholders' equity	$	21,497
Less: Nonallowable assets		14,595
Net capital before haircuts on security positions		6,902
Haircuts on securities		-
Net capital	$	6,902
Aggregate Indebtedness	$	6,522
Net capital required based on aggregate indebtedness	$	435
Computation of Basic Net Capital Requirement		
Minimum net capital required (Based on minimum dollar requirement)	$	5,000
Excess Net Capital	$	1,902
Excess Net Capital at 1000% (Net capital less 10% of aggregate indebtedness)	$	6,250
Percentage of Aggregate Indebtedness to Net Capital		94.5%

Kehlenbrink
Lawrence
Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

Board of Directors
Oak River Investments, INC.

In planning and performing our audit of the financial statements of Oak River Investments, INC. as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities and including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17(a)-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Board of Directors of
Oak River Investments, INC.
Page Two

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

A significant deficiency is a deficiency, or combination of deficiencies in internal control, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. We did identify a significant deficiency related to the control over the selection and application of accounting principles in conformity with GAAP. This weakness does not affect our report on these financial statements nor the internal control or control activities for safeguarding securities.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kehlenbrink, Lawrence & Pauckner

Kehlenbrink, Lawrence & Pauckner
Indianapolis, Indiana
February 8, 2010

Oak River Investments, INC.

Year Ended December 31, 2009

Financial Report